VILLAGE STREET PUBLICATIONS, INC.

3755 Avocado Boulevard #510
La Mesa, California
Phone: 619-334-8421
Fax: 619-334-9751

April 22, 2008

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Village Street Publications, Inc.

 Registration Statement on Form S-1 - Amendment #2

File No. 333-148128

Mr. Webb,

Here follows our responses to your verbal comments on or about February 26, 2008, in which you responded to our Form SB-2 Registration Statement (the “Registration Statement”).

You requested that the we update our financial statements and update the Registration Statement. As such, our auditors have prepared audited financial statements dated February 29, 2008.  We have also changed our fiscal year end to February 29. The Registration Statement has been amended and filed accordingly.

Additionally, we have changed legal counsel. Our new legal counsel is Randall Brumbaugh, Esq. As such, we have filed an amended Exhibit 6 and 23 (Legal Opinion and Consent) and Exhibit 99a (Escrow Agreement).

Should your require any additional information do not hesitate to contact me at your discretion.

Sincerely,

/S/ Andrew Austin

Andrew Austin

President

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